UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

Sprott Physical Silver Trust
(Name of Issuer)

Units, initial offering price of $10 per unit
(Title of Class of Securities)

85207K107
(CUSIP Number)

Kirstin McTaggart c/o Sprott Asset Management L.P. Suite 2700, South Tower Royal Bank Plaza 200 Bay Street Toronto, Ontario Canada M5J 2J1 Telephone (416) 943-4065
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	85207K107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sprott Asset Management L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

11,464,427

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

11,464,427

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

11,464,427

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.9%

14.	TYPE OF REPORTING PERSON*

IA

CUSIP No.	85207K107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

The Sprott Foundation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,982,115

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,982,115

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

4,982,115

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.66%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP No.	85207K107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Eric S. Sprott

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

11,464,427

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

11,464,427

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

11,464,427

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.9%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	85207K107

Item 1.	Security and Issuer.

This Schedule 13D relates to units ("Units") of Sprott Physical Silver Trust, a closed-end mutual fund trust organized under the laws of the Province of Ontario, Canada (the "Trust"), whose principal executive offices are located at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J1.

Item 2.	Identity and Background.

(a),(f)
This Schedule 13D is being filed by Sprott Asset Management L.P. (the "Investment Manager"), a Canadian limited partnership, the Sprott Foundation, a Canadian corporation, and Eric S. Sprott ("Mr. Sprott") (each a "Reporting Person" and collectively, the "Reporting Persons").

Sprott Asset Management L.P. serves as the Investment Manager of certain private investment funds (collectively, the "Funds"), pursuant to respective Portfolio Management Agreements entered into among the Investment Manager and the Funds.  Sprott Asset Management L.P., in its capacity as the Investment Manager of the Funds, has the sole power to vote and the sole power to direct the disposition of all securities of the Trust held by the Funds.  The general partner of the Investment Manager is Sprott Asset Management GP Inc. ("SAM GP"), a Canadian corporation. SAM GP is a directly wholly-owned subsidiary of Sprott Inc., a Canadian corporation. Sprott Inc. is also the sole limited partner of the Investment Manager. Mr. Sprott is the principal shareholder of Sprott Inc. through a holding company which he controls.

(b),(c)	(i) The principal business address of the Investment Manager is Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J1.

The name, citizenship, residence or business address, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of the Investment Manager is set forth below. Unless otherwise indicated, (i) the present principal occupation of each person is with the Investment Manager and (ii) the principal business address of each person is the Investment Manager's principal business address.

Eric S. Sprott	Chief Executive Officer and Chief Investment Officer
Mr. Sprott is also Chairman of Sprott Inc., Sprott Resource Corp., Sprott Consulting L.P. and Sprott Consulting GP.  He is Chief Executive Officer and a Director of SAM GP and Chief Executive Officer of Sprott Private Wealth L.P. and Sprott Private Wealth GP Inc.  He is also President and a Director of Sprott GenPar Ltd. and a Director of the Sprott Foundation.  In addition, he is the Portfolio Manager responsible for the Sprott Hedge Fund L.P., Sprott Hedge Fund L.P. II, Sprott Offshore Fund, Sprott Offshore Fund II, Sprott Canadian Equity Fund, Sprott Energy Fund, Sprott Physical Gold Trust, Sprott Physical Silver Trust and the Sprott discretionary managed accounts.  He is a Canadian citizen.

James R. Fox	President	Mr. Fox is also President and a Director of SAM GP. He is a Canadian citizen.

Steven Rostowsky	Chief Financial Officer	Mr. Rostowsky is also Chief Financial Officer of Sprott Inc. and Chief Financial Officer and a Director of SAM GP. He is a Canadian citizen.

Kirstin H. McTaggart	Chief Compliance Officer
Ms. McTaggart is also Corporate Secretary and a Director of SAM GP, Corporate Secretary of Sprott Inc., Chief Compliance Officer of Sprott Private Wealth L.P. and Treasurer and a Director of Sprott GenPar Ltd.  She is a Canadian citizen.

John Ciampaglia	Chief Operating Officer	Mr. Ciampaglia is a Canadian citizen.

Allan Jacobs	Director of Small Cap Investments	Mr. Jacobs is also a Director of SAM GP. In addition, he manages the Sprott Small Cap Hedge Fund. He is a Canadian citizen.

Peter J. Hodson	Senior Portfolio Manager	Mr. Hodson is also Chairman and a Director of SAM GP and Lead Senior Portfolio Manager for Sprott Growth Fund. He is a Canadian citizen.

(ii) The principal business address of SAM GP is Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J1.

The name, citizenship, residence or business address, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of SAM GP is set forth below.  Unless otherwise indicated, (i) the present principal occupation of each person is with the Investment Manager and (ii) the principal business address of each person is SAM GP's principal business address.

Eric S. Sprott	Chief Executive Officer and Director	Please See Item 2(b),(c)(i) above for a full description.

James R. Fox	President and Director	Please See Item 2(b),(c)(i) above for a full description.

Steven Rostowsky	Chief Financial Officer and Director	Please See Item 2(b),(c)(i) above for a full description.

Kirstin H. McTaggart	Corporate Secretary and Director	Please See Item 2(b),(c)(i) above for a full description.

Allan Jacobs	Director	Please See Item 2(b),(c)(i) above for a full description.

Peter J. Hodson	Chairman and Director	Please See Item 2(b),(c)(i) above for a full description.

(iii) The principal business address of Sprott GenPar Ltd. is Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J1.

The name, citizenship, residence or business address, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Sprott GenPar Ltd. is set forth below. Unless otherwise indicated, (i) the present principal occupation of each person is with the Investment Manager and (ii) the principal business address of each person is Sprott GenPar Ltd.'s principal business address.

Eric S. Sprott	President and Director	Please See Item 2(b),(c)(i) above for a full description.

Kirstin H. McTaggart	Treasurer and Director	Please See Item 2(b),(c)(i) above for a full description.

(iv) The principal business address of the Sprott Foundation is 109 Thomas Street, Post Office Box 69540, Oakville, Ontario, Canada L6J 7R4.

The name, citizenship, residence or business address, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of the Sprott Foundation is set forth below. Unless otherwise indicated, (i) the present principal occupation of each person is with the Investment Manager and (ii) the principal business address of each person is the Sprott Foundation's principal business address.

Eric S. Sprott	Director	Please See Item 2(b),(c)(i) above for a full description.

Vizma Sprott	President	Ms. Sprott's principal occupation is with the Sprott Foundation. She is a Canadian citizen.

Juliana Sprott	Vice-President	Ms. Sprott's principal occupation is with the Sprott Foundation. She is a Canadian citizen.

Larisa Sprott	Director	Ms. Sprott is also a Registered Representative and an Investment Advisor at the Investment Manager. She is a Canadian citizen.

(d)	None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, the Investment Manager may be deemed to beneficially own 11,464,427 Units.

As of the date hereof, the Sprott Foundation may be deemed to beneficially own 4,982,115 Units.
As of the date hereof, Mr. Sprott may be deemed to beneficially own 11,464,427 Units.

No borrowed funds were used to purchase the Units reported herein.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their Units of the Trust for investment purposes.

The Reporting Persons have no plans or proposals which, other than as expressly set forth below, would relate to or would result in: (a) the acquisition of additional securities of the Trust or the disposition of presently-owned securities of the Trust; (b) any extraordinary corporate transaction involving the Trust; (c) a sale or transfer of a material amount of assets of the Trust; (d) any change in the present Board of Directors or management of the Trust; (e) any material change in the present capitalization or dividend policy of the Trust; (f) any material change in the operating policies or corporate structure of the Trust; (g) any change in the Trust's charter or by-laws; (h) the Units of the Trust ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Trust to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.  The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Units of the Trust they may be deemed to beneficially own.

The Investment Manager the Sprott Foundation, and Mr. Sprott control 19.9%, 8.66% and 19.9%, respectively, of the voting interests in the Trust.

The Investment Manager serves as the manager and promoter of the Trust.

Item 5.	Interest in Securities of the Issuer.

(a), (b)
The percentage of beneficial ownership has been calculated based upon an aggregate of 57,500,000 Units outstanding, according to the Trust's most recent Form 20-F that was filed on June 27, 2011.

As of the date hereof, the Investment Manager and Mr. Sprott may each be deemed to beneficially own 11,464,427 Units, or 19.9% of Units of the Trust and the Sprott Foundation may be deemed to beneficially own 4,982,115 Units, or 8.66% of Units of the Trust.

The Investment Manager shares the power to vote or direct the vote of 11,464,427 Units to which this filing relates.

The Investment Manager has the sole power to vote or direct the vote of 0 Units to which this filing relates.

The Investment Manager shares the power to dispose or direct the disposition of 11,464,427 Units to which this filing relates.

The Investment Manager has the sole power to dispose or direct the disposition of 0 Units to which this filing relates.

The Investment Manager specifically disclaims beneficial ownership in the Units reported herein except to the extent of its pecuniary interest therein.

The Sprott Foundation shares the power to vote or direct the vote of 4,982,115 Units to which this filing relates.

The Sprott Foundation has the sole power to vote or direct the vote of 0 Units to which this filing relates.

The Sprott Foundation shares the power to dispose or direct the disposition of 4,982,115 Units to which this filing relates.

The Sprott Foundation has the sole power to dispose or direct the disposition of 0 Units to which this filing relates.

Mr. Sprott shares the power to vote or direct the vote of 11,464,427 Units to which this filing relates.

Mr. Sprott has the sole power to vote or direct the vote of 0 Units to which this filing relates.

Mr. Sprott shares the power to dispose or direct the disposition of 11,464,427 Units to which this filing relates.

Mr. Sprott has the sole power to dispose or direct the disposition of 0 Units to which this filing relates.

Mr. Sprott specifically disclaims beneficial ownership in the Units reported herein except to the extent of its pecuniary interest therein.

(c)
The trading dates, number of Units purchased and sold and price per Unit for the only transactions in the Units since the previous amendment to this Schedule 13D filed by the Reporting Persons are set forth in Exhibit A. All transactions were in the open market.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Units of the Trust.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Transactions in the Units by the Reporting Persons since the previous amendment to this Schedule 13D Exhibit B: Agreement between the Reporting Persons to file jointly

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPROTT ASSET MANAGEMENT L.P.*
By: Sprott Asset Management GP Inc., its general partner
By:	/s/ Kirstin McTaggart
Name: Kirstin McTaggart
Title: Director

THE SPROTT FOUNDATION*

By:	/s/ Kirstin McTaggart
Name: Kirstin McTaggart
Title: Trustee

ERIC S. SPROTT*
/s/ Eric S. Sprott

July 21, 2011

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the Reporting Persons' pecuniary interest therein.

Exhibit A

Transactions in the Sprott Physical Silver Trust Units

Shares Sold by Entities Managed by Sprott Asset Management L.P. or Eric S. Sprott

Date of Transaction	Number of Units Purchased/(Sold)	Price per Unit
7-13-11	(82,000)	$17.7163
7-14-11	(105,000)	$18.0746
7-14-11	(100,000)	$18.2337
7-15-11	(116,100)	$18.0240
7-18-11	(96,900)	$18.8378
7-18-11	(100,000)	$18.9098
7-18-11	(100,000)	$18.8069
7-18-11	(200,000)	$18.8225
7-19-11	(91,000)	$18.7005
7-20-11	(47,688)	$18.4745

Exhibit B

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of Units of Sprott Physical Silver Trust.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 21st day of July, 2011.

SPROTT ASSET MANAGEMENT L.P.
By: Sprott Asset Management GP Inc., its general partner
By:	/s/ Kirstin McTaggart
Name: Kirstin McTaggart
Title: Director

THE SPROTT FOUNDATION

By:	/s/ Kirstin McTaggart
Name: Kirstin McTaggart
Title: Trustee

ERIC S. SPROTT
/s/ Eric S. Sprott

SK 03883 0003 1213868